The New York Stock Exchange hereby notifies the SEC
 of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 27, 2010 pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on May 16, 2010.

Pursuant to the terms of the Rights of Freeport-McMoRan
Copper & Gold Inc., the Rights expired and became null and void on May 16, 2010.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended from trading on May 17, 2010.